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                                                                     Exhibit 5

CONTACTS: For ITT Corporation                              FOR IMMEDIATE RELEASE
          Jim Gallagher                                    December 19, 1994
          (212) 258-1261

          For Caesars World
          Jack Leene
          (310) 552-2711 Ext. 363


                     ITT WILL ACQUIRE CAESARS WORLD, INC.


     NEW YORK, NY -- ITT Corporation (NYSE/ITT) and Caesars World, Inc. (NYSE/CAW) jointly announced today the signing of a definitive agreement providing for ITT to acquire Caesars World at $67.50 per share, or approximately $1.7 billion.

     The first step of the acquisition is a cash tender for all outstanding shares which will commence by Friday, December 23, 1994. Although the offer is subject to certain regulatory approvals and other customary conditions, it is expected to be completed during the first quarter in 1995. ITT will acquire all Caesars' shares not purchased in the offer in a subsequent cash merger at the same $67.50 per share price. Caesars World currently has approximately 25.1 million common shares outstanding.

     The acquisition of Caesars World, Inc., one of the world's most recognized names in gaming, combined with ITT Sheraton's leading international position will create one of the world's strongest hotel and gaming businesses.

                                    -more-

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     Caesars World owns and operates three hotel/casinos in Las Vegas, Atlantic
City and Lake Tahoe. In conjunction with two other partners, Caesars World manages a casino owned by the Ontario government in Windsor, Canada, across the river from Detroit, Michigan.

     "Caesars World represents a tremendous opportunity for ITT," Rand V. Araskog, chairman, president and chief executive, said. "Caesars is one of the great names in the gaming industry," Mr. Araskog continued. "The acquisition helps ITT create one of the premier hospitality, gaming and entertainment companies in the world, and adds positive financial and business impact to the recent agreement to acquire Madison Square Garden properties and the acquisition of 70.2 percent of the CIGA Hotel Corporation, with its 31 major luxury hotels throughout Europe," the chairman said.

     In addition to the world-renowned Caesars Palace in Las Vegas, this acquisition provides an entry into the other most important U.S. gaming destination -- Atlantic City. The combination of Caesars World's and ITT's strong international business and marketing structures will provide the emerging company with additional competitive strength.

                                    -more-
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     The transaction is expected to be non-dilutive and to contribute to earnings in the first year. Moreover, ITT expects to take advantage of substantial synergies in the near term. With the acquisition of Caesars World, ITT no longer plans to construct The Desert Kingdom in Las Vegas.

     Henry Gluck, chairman and chief executive officer of Caesars World, will retain his current titles, report directly to Mr. Araskog and become a member of the ITT Board. "Henry Gluck is a major presence in the gaming industry and one of the most innovative and long standing leaders in gaming and entertainment. I am personally looking forward to working with him on this great opportunity for both our companies," Mr. Araskog said.

     Following ITT's decision not to build the Desert Kingdom, which would have cost $750 million to $1 billion, Mr. Araskog called Mr. Gluck in mid-October to arrange a meeting at which time he proposed ITT's acquisition of Caesars World. Since that time the two executives have had several discussions leading to today's announcement.

     Mr. Gluck said, "For quite some time now Mr.Araskog and I have discussed the potential synergies of our respective companies. I anticipate a close working relationship between management and employees of both companies directed at maximizing the value of our great franchise and providing expanded opportunities to the many loyal people who have helped build Caesars World."
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     Combined with the pending sale of ITT Financial Corporation, this acquisition continues ITT's focus on three global companies, each leaders in its respective industries -- ITT Hartford Insurance, with sales in excess of $10 billion; ITT Industries, with manufacturing sales of about $8 billion; and, the hotel gaming and entertainment group, anchored by ITT Sheraton. With the addition of Caesars World and Madison Square Garden, this group will have sales of over $6 billion.

     The Caesars World properties, all involved in the transaction, include:

     - Caesars Palace, a 1,500-room casino resort located on an 80-acre site on the Las Vegas Strip. Opened in 1966, the resort has undergone extensive expansion and renovations through the years and currently has 118,000 square feet of casino space with 2,000 slot machines, some 125 table games, 10 restaurants, a 1,100-seat showroom, 100,000 square feet of convention space, a 18,000-seat outdoor stadium and an "Omnimax" theater. Caesars Palace is currently in the process of developing a themed dining and entertainment complex, "Caesars Magical Empire," scheduled for completion in 1995.


                                    -more-
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     -  Caesars Tahoe, a 440-room resort, is situated on 24 acres on the South
        Shore of the world renowned Lake Tahoe in northern Nevada. Opened in 1990, the resort has a 40,000-square-foot casino with about 960 slots and 75 table games, six restaurants, a 1,550-seat showroom, a Roman themed nightclub, and 25,000 square feet of convention space. In recent years, all of the property's rooms have been renovated and the casino space has been remodeled to better reflect the company's Roman theme.

     - Caesars Atlantic City, opened in 1979, is located on a premier site on the boardwalk in Atlantic City, New Jersey. The 641-room facility includes 74,000 square feet of casino space with more than 2,000 slot machines and about 125 table games, 12 restaurants and bars, a 1,100-seat showroom and a transportation center for 2,500 cars. Since 1989 Caesars has invested more than $150 million in capital expenditures at the Atlantic City property.

                                    -more-
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     -  Casino Windsor, an interim casino in Windsor, Ontario, opened in May
        1994. The facility is managed by a joint-venture between Caesars World, Circus Circus Enterprises and Hilton Hotels Corporation and is owned by the Government of Ontario. It includes 50,000 square feet of casino space with 1,700 slot machines and 65 table games. A permanent casino is scheduled to be completed in 1997 and will be located on 13 acres in Windsor's central business district, immediately across the river from Detroit, Michigan. It will include a 75,000-square-foot casino, 2,400 slots, 125 table games, a 1,000-seat showroom, three dining areas, an entertainment component and a 300-room hotel.

     - Caesars World operates Caesars Palace at Sea, a casino aboard the Crystal Harmony, a luxury cruise ship owned by Crystal Cruises. Plans call for Caesars to operate another Caesars Palace at Sea casino on board a sister ship -- the Crystal Symphony -- scheduled to launch operations in 1998.


                                    -more-
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     -  Caesars World also has four non-gaming resorts in the Pocono Mountains of Pennsylvania. These include Caesars Cove Haven, Caesars Pocono Palace, Caesars Paradise Stream and Caesars Brookdale. Combined, they feature more than 750 rooms and suites and a full complement of recreational and other destination resort amenities.

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